082-04515

RECEIVED

2009 NOV -3 P 1:~0

09047259

12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 30th October 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of October.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

11/5

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Giuliano Adreani, chief executive of Mediaset, during a public meeting today in Milan, announced that the advertising revenues of Publitalia 80 in the first nine months of the year have recorded a fall of just over 10% compared with the same period of 2008.

Cologno Monzese, 13 October 2009

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)

RECEIVED
2009 NOV -3 P 1:~0

TELECINCO

Madrid, 29 October 2009

Today Telecinco our controlled company has disclosed the following press release

Financial results January-September 2009

TELECINCO'S MANAGEMENT STANDS UP TO THE CRISIS WITH NET PROFITS OF €62.16 MILLION

- **Telecinco has generated excellent margins on revenues, with adjusted EBITDA of €88.96 million (20.6% margin on net revenue) and EBIT of €82.5 million (19.1% margin on net revenues)**
- **The Content Investment Plan implemented two months ago for the launch of LaSiete and the re-design of Factoría de Ficción has put Telecinco's digital channels at figures close to those of its main competitor, which has been focusing on its strategic positioning on DTT for two years**
- **Innovative module-based marketing, the launch of new Special Initiatives for DTT channels and the ability to adapt to market conditions have allowed Publiespaña to achieve gross television advertising revenues of €414.49 million**
- **Strict control of total operating costs (-14.8%) has not stopped Telecinco from being the leader in commercial television audiences in Spain so far this year (15%), with this figure increasing to 15.6% for the current season**
- **Since September Telecinco has been the commercial television channel with the highest audience share for *prime time* (15.4%), morning (15.6%), afternoon (16.1%) and *late night* (21.4%), with a significant lead on its immediate competitor**
- **It leads the commercial target in the current television season, with 16.2% share for day total and 15.8% for prime time**

The management strategy undertaken by Telecinco to handle the difficult situation in the Spanish economy in general - and specifically in the audiovisual sector - has allowed the channel to close the first nine months of 2009 up, with **net profits of €62.16 million.**

This figure rises to **€78.46 million** if the impact of the depreciation of intangible assets in Endemol resulting from the Purchase Price Allocation, which stands at more than €16 million, is not included (*).

(*) This €16.3 million difference between net profit and the adjusted figure is basically due to the depreciation of intangible assets in Endemol, owing to the difference between the price paid and the group's net book value, known as the "Purchase Price Allocation" (PPA). This is an accounts-based result which has no impact on either the value or the cash-flow of Grupo Endemol, which remains solid in terms of operating results.

Between January and September Telecinco has trimmed **operating costs** by 7.8%, which rises to **14.8%** when including the reversal of provisions. Thanks to this cost strategy and its commercial strategy, Telecinco has achieved excellent margins in the audiovisual sector, with adjusted **EBITDA** of **€88.96 million (20.6% margin on net revenues)** and **EBIT of €82.5 million (19.1% margin on net revenues).** Telecinco has managed to keep these ratios at around 20% and, with net revenues of **€432.25 million**, to demonstrate how effective its business model is in clearly adverse market conditions.

Grupo Publiespaña makes €414.49 million in gross television revenues

Up to September Publiespaña **made €414.49 million in total gross advertising revenues**, of which **€406.52 million corresponds to television advertising revenue**.

This figure includes revenues generated by digital channels **LaSiete** and **Factoría de Ficción**, for which Publiespaña launched an innovative multi-channel advertising strategy through module-based marketing in August, which aims to offer clients personalised campaign planning based on the slots that suit their target and at times appropriate to the profile of their potential audience. The positive reaction of the market has attracted the interest of various television channels in Publiespaña's marketing offer for third parties, with the channel Intereconomia recently signing up to Telecinco's advertising subsidiary's portfolio.

The multi-channel offer has been reinforced by the launch of new types of product within the Special Initiatives area, directed specifically at digital channels' advertising space, such as "Hoy es tu Día" ("Today is your day") where an advertiser can sponsor a whole day's listing on LaSiete or Factoría de Ficción. This proposal's success has captured the attention of major advertisers and has prompted the launch this week of an extension of the product, allowing for advertisers to sponsor a whole week's listing on both channels.

This ability to adapt to market conditions has allowed Publiespaña to increase its **power ratio** (margin which measures the relationship between Telecinco and its digital channels' market share and their audience share) to 1.6, which is by far the highest figure in the market.

Net **advertising revenue stands at €394.65 million** while total net revenue - which includes television advertising turnover as well as other advertising revenues from media platforms marketed by Publimedia Gestión and from retail (*merchandising*, rights sales, SMS, etc.) – has risen to **€432.25 million.**

Telecinco, audience leader of the commercial television channels by accumulated annual ratings as well as for the current season

Telecinco's management strategy for this difficult environment was again characterised by maintaining high-quality content offer, attractive programming and careful attention to costs in all areas where the company's internal resources could still be optimised. Telecinco has reinforced investment in content for its digital channels.

The result of this strategy is that **Telecinco is the leading channel in audience share among commercial channels operating in Spain**, which are no longer in competition on equal terms with TVE following the implementation of the Law on Financing of the Spanish Radio and Television Corporation. This law has limited advertising investment as of September and since the beginning of this season a drop in adverts on the public sector channel has been noticeable.

Throughout this period, Telecinco **has been the leading commercial channel by total day with a 15.6% share**, 1.8 percentage points ahead of Antena 3 (13.8%). Cuatro (7.7%) and La Sexta (7%) are a long way behind Telecinco, which also has the best audience share during **prime time (15.4%), morning (15.6%), afternoon (16.1%)** and **late night (21.4%)** slots, with a significant lead on its main competitors:

	AUDIENCE SHARE SEPTEMBER-27 OCTOBER (%)			
	Telecinco	Antena 3	Cuatro	La Sexta
Total Day	**15.6**	13.8	7.7	7.0
Prime Time	**15.4**	13.3	8.3	7.5
Day Time	**15.8**	14.0	7.4	6.7
Morning	**15.6**	14.7	5.9	5.1
Afternoon	**16.1**	13.6	6.4	7.2
Late Night	**21.4**	14.1	9.4	6.7

Telecinco is also the undisputed leader by **commercial target** in the present television season in the main time slots, with a 16.2% share in total day (2.1 p.p. more than its main competitor) and a 15.8% share in *prime time* (1.8 p.p. more than Antena 3):

	COMMERCIAL TARGET SEPTEMBER-27 OCTOBER (%)			
	Telecinco	Antena 3	Cuatro	La Sexta
Total Day	**16.2**	14.1	9.6	8.7
Prime Time	**15.8**	14.0	10.4	8.7
Day Time	**16.5**	14.1	9.2	8.7
Morning	**18.3**	14.8	6.8	6.3
Afternoon	**16.4**	12.7	8.5	9.4
Late Night	**21.4**	13.8	10.6	7.7

With regards to **accumulated annual ratings**, Telecinco is also the number one both in **day total (15%) and in prime time (16.6%),** ahead of Antena 3 (14.9% and 14%), Cuatro (8.4% and 8.9%) and La Sexta (6.9% and 7.5%).

<u>LaSiete and Factoría de Ficción, the fastest-growing digital channels in the new television season</u>

To consolidate its multi-channel strategy on DTT, Telecinco decided to invest a substantial amount into launching LaSiete and bolstering Factoría de Ficción content in the last four months of this year. Viewers' reactions to this decision, implemented in September, is reflected in the audience figures for both channels, which have doubled their shares since the beginning of the year. La Sexta has gone from a 0.27% share in January to a 0.96% share in October (+125%) and Factoría de Ficción has increased its 0.28% share in January to 0.66% in October (+47.5%).

In just two months then, Telecinco's digital channels have reached similar figures to their main competitor, which has been focusing on its strategic positioning on DTT for two years.

Among the new content, two elements particularly stand out: the launch in September of "LaSiete News", the first daily news programme specifically for an audiovisual operator's digital channels and the purchase of various foreign production series and programmes for Factoría de Ficción stemming from deals with major international producers.

Factoría de Ficción and LaSiete Performance (January-October)


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0.90
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0.96
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0.28
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January 09
February 09
March 09
April 09
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June 09
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August 09
September 09
October 09*
FDF-T5
LASIETE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/